Exhibit 12

LYONDELL CHEMICAL COMPANY

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(481)	$(214)	$(228)	$643	$(158)
Fixed charges:
Interest expense, gross	588	508	495	627	717
Portion of rentals representative of interest	59	51	44	46	53

Total fixed charges before capitalized interest	647	559	539	673	770
Capitalized interest	19	10	3	—	—

Total fixed charges including capitalized interest	666	569	542	673	770

Earnings before fixed charges	$166	$345	$311	$1,316	$612

Ratio of earnings to fixed charges (a)	—	—	—	2.0	—

(a)	In 2003, 2002, 2001 and 1999, earnings were insufficient to cover fixed charges by $481, $214, $228 million and $158 million, respectively.

Exhibit 12